

03 JUN 10 AM 7:21

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen/Datum Our Ref./Date	Telefon/Telefax Telephone/Telefax
	CGN IR dg 2 June 2003	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.



03022766

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

Ulrike Schlosser

Enclosures

6/19

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.

Deutsche Lufthansa Aktiengesellschaft
Von-Gablenz-Str. 2–6

Briefsendungen: 50664 Köln
Paketsendungen: 50679 Köln

Mitglied der IATA / Member of IATA
Telefon/Telephone (02 21) 826-0
Telex 8 873 531
Telefax (02 21) 8 26 38 18
Teletex 2 21 40 34
Telegramme/Telegrams Lufthansa Köln

Commerzbank AG Köln
Kto. Nr. 1800002
BLZ 370 400 44
SWIFT-address COBA DE DD 370
Deutsche Bank AG Köln
Kto. Nr. 106/1415
BLZ 370 700 60
SWIFT-address DEUT DE DK
Dresdner Bank AG Köln
Kto. Nr. 9809144
BLZ 370 800 40
SWIFT-address DRES DE FF 370
WestLB Köln
Kto. Nr. 4931465
BLZ 370 500 00
SWIFT-address WELA DE 3K

USt.-ID-Nr. DE 122 652 565

Sitz der Gesellschaft/Corporate Headquarters:
Deutsche Lufthansa Aktiengesellschaft, Köln
Registereintragung / Registration:
Amtsgericht Köln HRB 2168.

Vorsitzender des Aufsichtsrats /
Chairman of the Supervisory Board:
Dr. Klaus G. Schlede

Vorstand / Executive Board :

J-02 (CGN CJ/K) 049/39 Printed in the Federal Republic of Germany

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

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Lufthansa

Investor Info April 2003

including traffic figures

Change in capacity utilisation in April compared with previous year



80
75
70
% 65
60
55
50
2003
2002
PassengerLF
CargoLF
GroupLF

Note:
The Group's first-quarter results will be disclosed on May 14 2003. They will be available at 8.30 a.m. CEST on our website:
www.lufthansa-financials.com

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail:
investor.relations@dlh.de
Internet:
www.lufthansa-financials.com

12 May 2003

SARS erodes traffic figures in Asia/Pacific

The Iraq war and, above all, the SARS respiratory disease significantly affected the performance of Lufthansa passenger airlines in April 2003. The number of passengers carried fell by 1.4 per cent to 3.6 million. Although available capacity was up by 3.4 per cent against April 2002, which was still reeling under the impact of the terrorist attacks from 11 September, it was already 0.7 percentage points lower than in March 2003. Owing to the high no-show rate, booking cancellations and a perceptible aversion to air travel, sales dropped by 2.8 per cent. That depressed capacity utilisation by 4.4 percentage points to 68.9 per cent. Traffic in the Asia/Pacific region was the worst-hit: The passenger count slumped there by 19.4 and sales by 18.9 per cent. Production in contrast was only 1.6 per cent lower than the year-earlier figure since high volumes on traffic out of Asia prevented flight cancellations. Traffic in the Middle East/Africa was on a level with last year's. Only in the Americas were passenger numbers up by 7.0 per cent and sales by 5.8 per cent compared with the weak April last time round. The region also ended the month with the highest seat load factor of 75.0 per cent.
A monthly comparison of flight numbers illustrates the cuts in capacity: Whereas Lufthansa operated 43,497 flights in March, that figures was scaled back to only 40,188 in April 2003.
Lufthansa Cargo airfreighted 123,000 tonnes of cargo and mail during the month, down by 9.1 per cent on April 2002. Sales declined by 5.1 per cent, while capacity rose by 1.0 per cent. Capacity utilisation decreased by 4.0 percentage points to 63.0 per cent. The overall load factor (passenger and cargo business) was 4.3 percentage points down versus last year to 66.2 per cent.

Tighter crisis measures

In face of the continued critical situation, the Executive Board initiated further incisive measures to combat their effect on April 29: working time for all staff of Lufthansa AG in Germany (except for flight crews) is to be reduced to 35 hours a week with commensurate cuts in pay in mid-May. Working time had already been reduced by 1.5 to 36 hours, with pay cuts, on April 8 in compliance with the crisis clause written into the new collective pay agreement. Short-time was introduced for cabin crews, backdated to April 1. Negotiations with the pilots' representatives on similar arrangements are ongoing.
Capacity is to be scaled back by withdrawing 15 more aircraft from European services. Their withdrawal takes the number of aircraft grounded by Lufthansa and regional partners to a total of 70.

Lufthansa Cargo reduces surcharges

Following the resumption of regular, scheduled flights to all stations in the Near and Middle East, Lufthansa Cargo lifted its war risk surcharge of 0.10 euros per kilo of actual freight weight on April 21. The cargo carrier also reduced its fuel surcharge to to 0.15 euros when the oil price fell below the index-related critical level at the end of the Iraq war.

Traffic figures April 2003

Lufthansa Passenger Business Group*	April 2003	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	3,582	- 1.4	13,954	+ 5.0
Available seat-kilometers (mio)	10,115	+ 3.4	39,350	+ 8.8
Revenue pax-kilometers (mio)	6,967	- 2.8	27,669	+ 4.8
Passenger load-factor (%)	68.9	- 4.4P.	70.3	- 2.7P.
Number of Flights	40,188	+ 2.0	165,503	+ 8.5
Lufthansa Cargo AG	**April 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	123	- 9.1	508	- 4.4
Available Cargo tonne-km (mio)	881	+ 1.0	3,506	+ 5.0
Revenue Cargo tonne-km (mio)	555	- 5.1	2,274	0.0
Cargo load-factor (%)	63.0	- 4.0P.	64.9	- 3.2P.
Number of Flights	1,903	+ 1.1	7,806	+ 1.7
Lufthansa Group	**April 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	1,900	+ 2.5	7,449	+ 7.1
Revenue tonne-km (mio)	1,257	- 3.8	5,062	+ 2.6
Overall load factor (%)	66.2	- 4.3P.	67.9	- 3.0P.
Number of Flights	42,091	+ 2.0	173,309	+ 8.2
Traffic regions				
Europe (incl. Germany)	**April 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	2,849	- 1.0	11,019	+ 4.9
Available seat-kilometers (mio)	3,133	+ 3.4	12,456	+ 7.6
Revenue pax-kilometers (mio)	1,945	+ 0.7	7,328	+ 5.1
Passenger load-factor (%)	62.1	- 1.6P.	58.8	- 1.4P.
Cargo/mail in 1,000 tonnes	53	- 12.7	220	- 9.7
Available Cargo tonne-km (mio)	93	- 2.2	382	+ 3.0
Revenue Cargo tonne-km (mio)	32	- 15.9	143	- 7.5
Cargo load-factor (%)	34.3	- 5.5P.	37.5	- 4.3P.
America (North and South)	**April 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	416	+ 7.0	1,497	+ 10.2
Available seat-kilometers (mio)	3,908	+ 7.5	14,102	+ 12.8
Revenue pax-kilometers (mio)	2,932	+ 5.8	10,780	+ 9.7
Passenger load-factor (%)	75.0	- 1.2P.	76.4	- 2.2P.
Cargo/mail in 1,000 tonnes	31	- 7.2	128	+ 1.1
Available Cargo tonne-km (mio)	302	- 1.6	1,243	+ 5.4
Revenue Cargo tonne-km (mio)	207	- 4.2	863	+ 2.9
Cargo load-factor (%)	68.7	- 1.9P.	69.5	- 1.7P.
Asia/Pacific	**April 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	201	- 19.4	952	+ 0.1
Available seat-kilometers (mio)	2,340	- 1.6	9,659	+ 6.2
Revenue pax-kilometers (mio)	1,587	- 18.9	7,362	- 0.7
Passenger load-factor (%)	67.8	- 14.4P.	76.2	- 5.3P.
Cargo/mail in 1,000 tonnes	32	- 4.2	130	+ 2.3
Available Cargo tonne-km (mio)	419	+ 4.6	1,609	+ 7.3
Revenue Cargo tonne-km (mio)	277	- 3.8	1,112	+ 0.7
Cargo load-factor (%)	66.1	- 5.8P.	69.1	- 4.5P.
Middle East and Africa	**April 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	114	- 0.4	482	+ 3.8
Available seat-kilometers (mio)	731	+ 2.8	3,121	+ 6.8
Revenue pax-kilometers (mio)	502	+ 0.7	2,192	+ 1.8
Passenger load-factor (%)	68.6	- 1.5P.	70.2	- 3.5P.
Cargo/mail in 1,000 tonnes	7	- 9.4	29	- 11.9
Available Cargo tonne-km (mio)	68	- 3.1	272	- 6.2
Revenue Cargo tonne-km (mio)	39	- 8.2	156	- 11.1
Cargo load-factor (%)	57.5	- 3.2P.	57.2	- 3.2P.

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

Lufthansa mit einem operativen Verlust von 415 Millionen Euro im 1. Quartal 2003

Der Lufthansa Konzern erwirtschaftete im ersten Quartal 2003 einen operativen Verlust von -415 Millionen Euro (2002: +12 Millionen Euro). Das Konzernergebnis betrug –356 Millionen Euro (2002: -186 Millionen Euro). Für das Gesamtjahr rechnet der Lufthansa-Konzern mit einem operativen Verlust, der in der Höhe von der weiteren Entwicklung der weltweiten Konjunktur, SARS und der Nahostkrise abhängig ist. Die finanzielle Situation des Konzerns ist weiterhin stabil, die Netto-Verschuldung hat sich im 1. Quartal auf 1,0 Milliarden Euro reduziert. Weitere Informationen und der vollständige Konzernbericht Januar-März 2003 werden im Internet unter "http://www.lufthansa-financials.de" am 14. Mai 2003 ab 08.30h (MESZ) bereitgestellt.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telefon (069) 696 - 90997, Fax (069) 696 – 90990,
e-mail: investor.relations@dlh.de
14. Mai 2003

Lufthansa returns first-quarter operating loss of 415 million euros

The Lufthansa Group ended the first quarter 2003 with an operating result of -415 million euros (2002: +12 million euros). The Group net result in the three-month term totalled –356 million euros (2002: -186 million euros). For the full-year, the Lufthansa Group is anticipating an operating loss. The dimension is still dependent on ongoing developments in the world economy, the SARS disease and the Middle East crisis. The Group is still in a stable financial position, net debt was reduced in the first quarter to 1.0 billion euros. Further details and the complete first-quarter report for 2003 will be available from 8.30 hours (CEST) on May 14 on the Internet: www.lufthansa-financials.com.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telephone +49 (69) 696 - 90997, Fax +49 (69) 696 – 90990,
e-mail: investor.relations@dlh.de
14 May 2003

Frankfurt, May 14, 2003

Lufthansa posts first-quarter loss of €415 million

The Group also anticipates an operating loss for the year as a whole

The continuing weak economy, the after-effects of the Iraq war and the SARS disease have led to a worldwide decline in the demand for air travel. These overlapping crises also had a serious impact on the Lufthansa Group's business in the first quarter of 2003. The company was hit particularly hard by the consequences of the SARS epidemic in the Asia/Pacific region, where Lufthansa had earlier emerged as the market leader ahead of other European airlines. Despite prompt capacity cuts and cost savings Lufthansa was unable to buck this trend, and consequently posted a negative operating result of –€415 million. This compares with an operating profit of €12 million in the same period last year. "Air transport worldwide is facing its greatest economic crisis ever. The situation has never been so serious", Jürgen Weber said, presenting the first-quarter figures. "If we want to remain a healthy company and keep our staff on board, we have to further reduce our costs in cooperation with our internal and external partners." Strict cost discipline and higher productivity would remain at the core of Lufthansa's success, he emphasised.

Lufthansa acted swiftly at the beginning of 2003 and introduced a comprehensive package of drastic measures. Capacities at Lufthansa and its regional partners were trimmed by an equivalent of 70 aircraft. Capital expenditure and other expenses were cut back, a further D-Check initiative – "Cash 100" – was launched and, in addition to a recruitment freeze, the company also took steps to lower staffing costs. "We must make a concerted effort to take timely contingency measures if we want to keep ahead of our competitors, even in times of crisis," Weber said. But there would come a time after the crisis, and it was vital to be well prepared for that, he added. Lufthansa was therefore pressing ahead with its future-oriented projects, such as inflight Internet access, the introduction of business jets, improved seats on intercontinental routes and a new service offer for top customers. "Cost saving is important, but cost saving alone is not the future," Weber stressed. "At the same time we must invest in our products for tomorrow if we want to keep a competitive edge. We have proved repeatedly that we can overcome crises by pooling our strengths."

In the light of the first-quarter results and the latest traffic results and booking figures, Lufthansa no longer anticipates a positive operating result for the year as a whole. In view of the current uncertainties, it is impossible to estimate the expected loss. But Lufthansa remains as before one of the most financially robust airlines with high liquidity. "Thanks to our financial strength we will be able to maintain the position we have achieved, even if the crisis proves to be protracted. Of that I am convinced", Weber said. "But we cannot afford to sit idly by. We must take decisive action and then seize our opportunities."

The first quarter of 2003 in figures

From January to March the Lufthansa Group generated total revenue of €3.7 billion, 4.6 per cent less than in the same period last year. Despite the difficult market environment, the Group's airlines earned €2.6 billion in traffic revenue, which represents a year-on-year decline of 5.8 per cent. Other operating income grew by 91.9 per cent to €401 million. This figure includes book profits totalling €79 million from the sale of Lufthansa's stake in Start Amadeus.

Operating expenses rose by 9.1 per cent to €4.4 billion in the first quarter. Staffing costs increased by 11.1 per cent to €1.2 billion, mainly due to the first-time consolidation of additional companies. The cost of materials climbed by 6.2 per cent to €1.8 billion. In the first quarter the Group spent €331 million on fuel, a year-on-year increase of 13.4 per cent. Had it not been for the hedging measures that are embedded in Lufthansa's risk management strategy, the fuel bill would have been €53 million higher.

For the first three months of 2003 the Lufthansa Group returned a net loss of –€356 million, compared to a net loss of –€186 million in the previous year. The Group's net indebtedness was further reduced, as planned, falling by 11 per cent compared with the position at 31 December 2002 to €1.0 billion. The company's strict cost cutting measures brought capital expenditure down to €207 million, compared to €277 million in the first quarter of 2002.

Key data of the Lufthansa Group

		Jan-Mar 2003	Jan-Mar 2002	Change in per cent
Revenue	€m	3,676	3,854	-4.6
of which traffic revenue	€m	2,581	2,741	-5.8
Loss/profit from operating activities	€m	-300	47	-
Net loss for the year	€m	-356	-186	-91.4
Operating result	€m	-415	12	-
Capital expenditure	€m	207	277	-25.3
Operational cash flow	€m	307	478	-35.8
Net indebtedness	€m	1,008	3,500	-71.2
Gearing	per cent	26.9	100.2	-73.3PP.
(Average) Number of employees		94,187	84,802	11.1
Earnings per share	€	-0.93	-0.49	-

The full Group Report for the first quarter of 2003 is available on the Internet at

www.lufthansa-financials.com

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz
Tel. + 49 69 / 696 – 2999
Fax + 49 69 / 696 – 95428
http://media.lufthansa.com

Lufthansa

1st Interim Report January–March 2003



Lufthansa Group:
Key Data

		1st Quarter 2003	1st Quarter 2002	Change in per cent
Revenue	€m	**3,676**	*3,854*	– 4.6
of which traffic revenue	€m	**2,581**	*2,741*	– 5.8
EBITDA	€m	**– 118**	*235*	–
EBIT	€m	**– 413**	*– 67*	– 516.4
Loss/profit from operating activities	€m	**– 300**	*47*	–
Net loss for the period	€m	**– 356**	*–186*	– 91.4
Operating result	€m	**– 415**	*12*	–
Capital expenditure*	€m	**207**	*277*	– 25.3
Cash flow	€m	**307**	*478*	– 35.8
Total assets	€m	**18,348**	*19,122*	– 4.0
Shareholders' equity	€m	**3,743**	*3,494*	7.1
Average number of employees		**94,187**	*84,802*	11.1
Staff costs	€m	**1,170**	*1,053*	11.1
Losses per share	€	**– 0.93**	*– 0.49*	–

**Capital expenditure without equity.*

Lufthansa's Executive Board and Supervisory Board will submit a proposal to the Annual General Meeting on 18 June 2003 to pay a dividend of €0.60 per share for the business year 2002.

Dear Shareholder,
In the first few months of 2003 the world air transport industry was again plunged into a deep crisis – which had already begun to loom in the fourth quarter of 2002, albeit not in such an acute form. The continuing sluggish economic climate, especially in Germany, the threat and then actual outbreak of the Iraq war and, most recently, the consequences of the SARS epidemic caused the demand for air transport services to plummet across the globe – including on intercontinental flights which hitherto had been amply booked. Although the Lufthansa Group took timely countermeasures, it was unable to avoid the fallout and posted a negative operating result of –€415m for the first quarter of 2003. In the same period of last year we had managed to show an operating profit of €12m, despite the lingering effects of the terrorist attacks of 11 September.

This interim report up to 31 March 2003 has been drawn up in accordance with the provisions of IAS 34. It is based on the same accounting and valuation methods used in the Annual Report 2002.

In the first quarter of 2003 four more companies were added to the group of consolidated companies compared with the end of 2002. START AMADEUS GmbH was no longer consolidated following its full disposal on 26 February. The consolidation changes since the first quarter of 2002 are even greater owing to the first-time consolidations in the 2002 full year accounts (see Annual Report 2002, note 4 to the consolidated financial statements). This hampers comparability of the first quarter of 2003 with last year's corresponding figures. Further details are given on page 18 of this Report and under the segments concerned.

Course of business
In the first quarter of 2003 there were still no signs of a global economic recovery. The favourable monetary policy setting failed to give the hoped-for growth impetus, and the been smouldering for a year, and the outbreak of the war in March, as well as the uncertainty about oil price movements, additionally unnerved consumers and enterprises alike. In our domestic market sentiment remained pessimistic, while the aimless public debate about political reform projects further reinforced consumption and investment restraint in Germany.

World trade has stagnated since the middle of last year; on average it has expanded by just 1 per cent since the already very weak year of 2001. Even the robust economic climate which prevailed in Asia until March could not offset these negative developments. The situation worsened substantially at the end of March with the news about the outbreak of the Severe Acute Respiratory Syndrome (SARS). The cumulative impact of these crises dampened the demand for air traffic services on an unprecedented scale.

Even so, we were able to improve our traffic data in the first quarter of 2003 as the comparable period of last year was still heavily burdened by the after-effects of the terror assaults. The total sales volume generated by the Group's airlines exceeded the comparable prior-year figure by 4.7 per cent. The number of passengers grew by 7.6 per cent. While available capacity was increased by 10.9 per cent compared with the first three months of last year, the amount of capacity sold rose by only 7.2 per cent. The passenger load factor consequently fell by 2.4 percentage points to 70.5 per cent.

The Group's overall load factor declined by 2.7 percentage points to 68.3 per cent.

Already in February the Executive Board responded to the unfavourable course of business by initiating further measures to shore up profitability. These include a

Traffic figures of the Lufthansa Groups' airlines

		1st Quarter **2003**	1st Quarter 2002	Change in per cent
Passengers carried	thousand	**10,391**	*9,653*	7.6
Passenger load factor	per cent	**70.5**	*72.9*	–2.4 p.
Cargo/mail	thousand tonnes	**384**	*396*	–3.0
Cargo load factor	per cent	**65.5**	*68.4*	–2.9 p.
Available tonne-kilometres	million	**5,558**	*5,105*	8.9
Revenue tonne-kilometres	million	**3,796**	*3,626*	4.7
Overall load factor	per cent	**68.3**	*71.0*	–2.7 p.
Number of flights		**131,244**	*118,890*	10.4

recruitment freeze, cutting the planned capital expenditure programme by €200m and a supplementary short-term D-Check initiative "Cash 100" along with more capacity reductions. Starting with the summer timetable, flight capacity equivalent to 48 aircraft has been taken off the market on the European and German routes. In March capacity adjustments were also made in the intercontinental programme with the grounding of seven aircraft. However, these measures had no appreciable effect on the earnings trend in the first quarter.

Revenue

Average yields in the first quarter slumped by 12.5 per cent and in freight business fell by 6.1 per cent. As a result, traffic revenue declined by 5.8 per cent to €2.6bn in the period under review. Total revenue dropped by 4.6 per cent to €3.7bn. The share of traffic revenue in total revenue now comes to 70.2 per cent.

Other revenue contracted by 1.6 per cent to €1.1bn. The Catering segment generated revenue of €530m, a year-on-year decrease of 14.5 per cent or €90m. Negative influences included the ongoing crisis in the US air travel industry and also the changed exchange rate of the US dollar to the euro.

Lufthansa Technik pushed up its revenue by 22.5 per cent to €403m, mainly due to the inclusion of further companies in the MRO segment accounts.

Other operating income grew by 91.9 per cent to €401m. This includes the proceeds from the sale of the 66 per cent stake in START AMADEUS (€79m) and exchange rate gains of €150m. They are largely neutralised, however, by exchange rate losses of €136m contained in other operating expenses.

Expenses

Operating expenses went up by 9.1 per cent to €4.4bn, driven primarily by the 10.9 per cent increase in available capacity. Staff costs grew by 11.1 per cent. The chief reason for this was the expansion of the group of consolidated companies. But this above-average increase was also caused by last year's low comparative basis due to short-time working by cabin personnel and by the new pay agreement for ground and cabin staff. On 31 March 2003 the Lufthansa Group employed 94,187 persons.

Depreciation and amortisation expenses went down by 6.7 per cent. Fuel costs expanded by 13.4 per cent to €331m. This overall rise was made up of greater consumption (+8.5 percentage points), higher prices including price hedging operations (+32.7 percentage points) and –27.8 per-

parities. Fees and charges increased by 9.4 per cent. Air traffic control fees and landing charges went up at the disproportionate rates of 19.1 and 12.3 per cent, respectively.

Result

The result from operating activities deteriorated to –€300m (2002: +€47m).

The financial result came to –€214m, which was €12m better than in the same period of last year. It was lifted by the €45m improvement in the income from subsidiaries, joint ventures and associates. The net interest result fell by 9.8 per cent to –€101m.

The result from ordinary activities declined by €335m to –€514m. After deducting taxes and minority interests, a net loss for the period of –€356m was recorded (2002: –€186m).

Cash flow and capital expenditure

The cash flow generated from operating activities amounted to €307m, which was 35.8 per cent down on the corresponding figure in 2002. Gross capital expenditure was well below this, in line with the cost reduction measures. It totalled merely €207m (2002: €277m). €106m was invested in purchases of and advance payments on aircraft, with the remainder being shared fairly equally between other tangible fixed assets and financial assets.

Consequently, gross capital expenditure was fully funded from cash flow. The internal financing ratio came to 148.3 per cent (2002: 172.6 per cent).

Net indebtedness was reduced marginally compared with the position at 31 December 2002 by €125m to €1.0bn.

Major events during the period under review

At the end of February a new staff agreement entered into force for ground and cabin was reached on 28 February following arbitration talks chaired by former government minister Klaus von Dohnanyi. The agreement will run for 26 months. For 2002 it provides for a flat-rate payment of €250 for November/December and a profit-sharing bonus plus a one-off payment of between 1.8 and 2 per cent of an individual employee's annual compensation. Wages and salaries are to be raised in stages – by 3.2 per cent retrospectively as from 1 January 2003, by 1.8 per cent from 1 October 2003 and by a further 1.2 per cent as from 1 May 2004. In addition, a framework agreement was reached which envisages the flexible reduction of working hours in times of crisis. Specific arrangements were agreed for LSG Sky Chefs and Condor.

On 26 February Lufthansa sold its 66 per cent stake in START AMADEUS GmbH to Amadeus Global Travel Distribution S.A., Madrid.

On 25 March Lufthansa's Executive Board agreed on extensive changes in the Group's top management structure. After Lufthansa's present Chairman and CEO Jürgen Weber retires on 18 June 2003, the Group's Executive Board will comprise just three members instead of four at present. Besides their Group-wide functions, they will in future also take on responsibility for strategically important business segments and regions. The Passenger Business divisional board is similarly being cut from five to four members. The aim of these organisational moves is to streamline the structures and shorten the decision-making channels while simultaneously enhancing the efficiency and quality of the management process.

At the same time the new project "Future development of continental traffic" was placed under the personal aegis of the Chairman of the Executive Board. The objective of the project is to safeguard and further improve the competitiveness of the network carrier Lufthansa in the German and European traffic region in a changed market environment. A time schedule of two years is envisaged.

Major events after the end of the reporting period and outlook

On 16 April the antitrust authorities approved the acquisition of an additional shareholding in Air Dolomiti by Deutsche Lufthansa AG. On 6 March Air Dolomiti's President and majority shareholder, Alcide Leali, announced that he would exercise his contractual option to sell 31.2 per cent of the shares in Air Dolomiti to Lufthansa. The transaction is valued at around €40m. As a next step Lufthansa is obligated to make a public share purchase offer to the other shareholders of Air Dolomiti, which is listed on the Milan stock exchange. Lufthansa currently holds 51.2 per cent of the equity in Air Dolomiti.

On 1 April our Canadian partner airline Air Canada filed for protection under Canadian insolvency law (CCAA) to enable it to carry out a comprehensive restructuring.

Given the dramatic deterioration in the course of business in the first quarter, the Executive Board decided in a further move in mid-March to make drastic capacity cuts in the summer timetable. As a result, 70 aircraft of Lufthansa and its regional partners will now be grounded. The very positive passenger load factors that had persisted through February, especially on the intercontinental routes, plummeted with the onset of the Iraq war. First, no-show rates soared to extremely high levels – approaching to 40 per cent on routes into the USA and the Middle East – were seen, then cancellations and fall-offs in booking levels occurred on an unexpectedly large scale. The high passenger load factors on the Asia/Pacific routes slumped suddenly and massively with the spread of the SARS epidemic in China and South-East Asia. It was further decided to shorten the working week of ground staff at Deutsche Lufthansa AG by 1.5 hours to 36 hours from mid-April with a corresponding cut in pay. A second phase of reduction to 35 hours is to come into effect in mid-May.

For cabin staff short-time working was introduced with retroactive effect as from 1 April. Similar arrangements have been agreed with the pilots' representatives on temporary cuts in the working hours of cockpit crews.

The overlapping crises – the enduring weak macroeconomic setting, the aftermath of the Iraq war and the as yet unknown consequences of the SARS epidemic – continue to weigh heavily on Lufthansa's business. Forecasts for economic growth are continually being revised downwards by the various experts and professional institutions. The likely growth rate of the German economy in 2003 is currently put at between zero and 0.5 per cent.

In view of the first-quarter result and the current trends in traffic data and booking levels, it can already be said that a positive operating result can no longer be expected for 2003 as a whole. The likely size of the loss cannot be gauged at the moment given the existing uncertainties. Only if it proves possible to successfully contain the SARS epidemic very swiftly and if, in addition, economic activity picks up quickly, especially in Germany, can the foreseeable loss be limited. Nevertheless, Lufthansa remains one of the financially robust airlines with high liquidity and, thanks to its relative strength, it will be able to maintain its leading position even if the crisis proves protracted.

Segment Passenger Business
Lufthansa Passenger Business Group

		1st Quarter 2003	2002
Revenue	€m	**2,231**	*2,364*
Segment result	€m	**–367**	*7*
Operating result*	€m	**–363**	*6*
EBITDA	€m	**–237**	*84*
Average number of employees		**34,656**	*33,344*
Passengers carried	thousand	**10,391**	*9,653*
Available seat-kilometres	million	**29,251**	*26,394*
Revenue passenger kilometres	million	**20,618**	*19,301*
Passenger load factor	per cent	**70.5**	*72.9*

*corresponds to the definitions of the annual financial statements

In the first quarter of 2003 the development of the Passenger Business segment was well below expectations. The sluggish economic trend, particularly in our domestic German market, and the looming Iraq war dampened the demand for air traffic services in the first few months, especially in the business travel sector. In European continental traffic, in particular, the incipient recovery lost momentum markedly. Whereas in January the number of passengers carried grew by 13.3 per cent, in March the growth rate slowed to just 3.4 per cent. In addition, since the end of March the SARS epidemic has led to a dramatic slump in bookings, particularly on the routes to Asia which up to then had prospered. There has also been a sharp rise in the no-show rate on China flights and, to a lesser extent, on Singapore services. In addition, the Iraq war led to a great number of cancelled bookings as well as cancelled flights, above all in the Middle East. Lufthansa has meanwhile resumed its scheduled Middle East timetable almost in full. Demand, too, has picked up noticeably in this traffic region.

The Lufthansa's Executive Board promptly ordered capacity reductions in continental traffic, cost cuts and a recruitment freeze. The dramatic course of development led to a further pruning of the flight schedule in April – now also on intercontinental routes – and to measures to reduce staff costs. However, these will have a full impact on costs only in the second quarter of 2003.

Between January and March 2003 10.4 million passengers flew with Lufthansa or Lufthansa CityLine, which was 7.6 per cent more than in the first three months of last year. The amount of capacity sold rose by 7.2 per cent over twelve months, though this did not suffice to fully accommodate the 10.9 per cent increase in available capacity. Consequently, the passenger load factor declined by 2.4 percentage points to 70.5 per cent. It should be borne in mind, however, that in the same period last year capacity had been cut back by 12.7 per cent in the wake of the terror attacks of 11 September 2001. In the first quarter of 2003 Lufthansa's capacity remained lower than in the first quarter of 2001.

The number of passengers was lifted in all traffic regions – although this upward tendency weakened perceptibly in March, most of all in Middle East/Africa owing to the Iraq war. The high capacity utilisation rates recorded in the first three months of last year were not equalled in any traffic region. Even so, the passenger load factors in America and Asia/Pacific were still clearly above the 75 per cent level.

Average yields decreased by 12.5 per cent. This resulted from the lower demand for Business and First Class flights, the altered exchange rates and the fares squeeze caused by the excess capacity on the market. Traffic revenue consequently fell by 6.2 per cent to €2.1bn. Total revenue likewise decreased by 5.6 per cent over twelve months to €2.2bn. The Passenger Business group generated total segment income of €2.5bn.

By contrast, segment expenses rose by 13.5 per cent to €2.9bn. The cost of materials went up by 12.9 per cent to €1.3bn. Outlay on fuel (+16.7 per cent) and fees and charges (+13.9 per cent) were the principal cost drivers. Staff costs also grew at the disproportionately fast pace of 16.1 per cent. The chief causes were the short-time working of cabin staff in the comparable period of last year, a rise of 3.9 per cent in the annual average number of employees and the new pay settlement. Depreciation and amortisation was down by 8.4 per cent compared with the first three months of 2002 at €174m, while other segment expenses rose by 18.8 per cent to €861m.

The negative course of business led to a marked deterioration in earnings. The segment result came to –€367m, which is €374m worse than the corresponding figure in 2002. In view of these figures and the current trend in traffic data and booking levels, a positive segment result can no longer be expected for the full year. If the macroeconomic setting brightens appreciably and the SARS and Iraq crises are terminated quickly, the size of the loss will be limited.

Lufthansa plans to invest €30m in a forward-looking Top-Customer programme. It comprises the creation of a premium customer card above the Senator Card, separate terminals for our extra-special customers in Frankfurt and Munich plus exclusive transfer lounges. In addition, state-of-the-art technology is to be deployed to simplify security checks. Lufthansa is also pressing ahead with the development of the new Business Class, which is to be introduced in autumn with the arrival of the first of ten ordered Airbus A340-600s. The product profile includes FlyNet, the high-speed in-flight Internet link. Following the successful trial run from 15 January to 18 April 2003, it is to be introduced gradually from mid-2004 aboard all long-haul aircraft.

The Star Alliance was enlarged on 1 March and again on 1 April. The new members are the Korean airline Asiana and the Spanish carrier Spanair. Lufthansa has deepened its cooperation with its US partner United Airlines. As from the beginning of this year the two airlines jointly market their 380 North Atlantic flights and share the revenue generated. At the start of 2003 Lufthansa took over complete ground handling operations in Frankfurt for United Airlines.

Segment Logistics

Lufthansa Cargo AG

		1st Quarter 2003	2002
Revenue	€m	**533**	*555*
Segment result	€m	**–3**	*19*
Operating result*	€m	**–7**	*18*
EBITDA	€m	**27**	*48*
Average number of employees		**5,178**	*5,219*
Cargo/mail	thousand tonnes	**384**	*396*
Available cargo tonne-kilometres	million	**2,624**	*2,467*
Revenue cargo tonne-kilometres	million	**1,719**	*1,689*
Cargo load factor	per cent	**65.5**	*68.4*

*corresponds to the definitions of the annual financial statements

In the first quarter Lufthansa Cargo – despite the continuing poor general economic setting – managed to lift its sales volume a little to 1.7 billion revenue tonne-kilometres (+1.8 per cent), even though the volume of freight transported fell by 2.8 per cent to 384,000 tonnes. The cargo load factor equalled 65.5 per cent, a year-on-year drop of 2.9 percentage points, as capacity supply was 6.4 per cent up on the same period last year, largely because of extra cargo capacity in the holds of the passenger fleet.

The euro's strength against the major currencies US dollar, yen and Indian rupee caused traffic revenue to fall by 4.4 per cent to €522m despite a bigger sales volume and higher prices. Lufthansa Cargo recorded total segment income of €576m (2002: €585m).

Segment expenses increased by 2.3 per cent to €579m. The cost of materials was held at last year's first-quarter level, and the fuel bill actually fell by 1.5 per cent to €58m on the back of the euro's higher exchange rate and fuel price hedging operations, which this year were much more successful. Chartering costs increased by €4m – mainly reflecting the larger belly capacities aboard the passenger airlines. Staff costs grew by crews and ground staff. Other operating expenses likewise developed negatively. They rose by 6.0 per cent to €124m. Depreciation and amortisation went down by 3.4 per cent to €28m.

Capital expenditure, too, was kept to the bare minimum. Of the investment total of €2m (2002: €3m) €1m was spent on extending the IT infrastructure.

In the first quarter of 2003 Lufthansa Cargo was unable to match the good result it recorded in the first three months of last year (€19m) and posted a segment result of –€3m. Given the overall political and economic climate, the coming months will remain tense and subject to risk. While the SARS epidemic is not directly impairing air freight business, it is leading to a contraction of general economic activity and hence of cargo business in the world's most important growth region – the Far East. If the euro's current high external value persists, this will hamper Lufthansa Cargo's development. Nevertheless, we remain confident of posting a positive segment result for the full year. To safeguard profitability Lufthansa Cargo has initiated a cost retrenchment programme. This requires all divisions to make cost savings of ten per cent within 60 days.

In order to enhance flexibility and lower costs in its administrative units, Lufthansa Cargo has set in place the project EasyAdmin. The design phase has already been successfully concluded and the implementation of the agreed measures is in full swing.

Segment Maintenance, Repair and Overhaul (MRO)
Lufthansa Technik Group*

		1st Quarter 2003	2002
Revenue	€m	**747**	*640*
Segment result	€m	**17**	*41*
Operating result**	€m	**12**	*38*
EBITDA	€m	**38**	*58*
Average number of employees		**17,398**	*13,483*

*previous year's figures only partly comparable due to changes in the group of consolidated companies
**corresponds to the definitions of the annual financial statements

The Lufthansa Technik MRO group was expanded by five consolidated companies vis-à-vis the first quarter of 2002 – Hawker Pacific Aerospace, UK and USA; Lufthansa Technik Philippines, Inc., Philippines; Shannon Aerospace Ltd., Ireland and Condor/Cargo Technik GmbH, Frankfurt (since 1 March 2003). Hence the first-quarter figures are not directly comparable with last year's numbers.

The revenue of the newly consolidated Lufthansa Technik group reached €747m, a year-on-year increase of 16.7 per cent. Revenue generated with customers outside the Lufthansa Group grew more strongly (+22.5 per cent) than internal revenue (+10.6 per cent). The acquisition of 65 more contracts with 16 new customers and a sales volume of €90m for 2003 played a major part in this. This pushed up the ratio of external revenue to total revenue to 54 per cent. In the first quarter of 2003 the Lufthansa Technik group generated total segment income of €791m (+19.1 per cent).

Segment expenses grew far more strongly, however. They totalled €774m (+24.2 per cent). Staff costs expanded by 26.1 per cent, largely due to the expansion of the MRO group. The cost of materials as well as depreciation and amortisation expenses also went up at double-digit rates.

In the first quarter of 2003 the Lufthansa Technik group posted a segment result of €17m, which was €24m less than last year's first-quarter result. Negative effects ensued from the increased pressure on profit margins, the fall in the US dollar's exchange rate, the new pay settlement, and also payment defaults by some renowned clients. Despite the persistently poor macroeconomic climate and the impact of the SARS epidemic on the development of air traffic, and hence the demand for MRO services, Lufthansa Technik expects to be able to achieve a positive segment result. It will be lower, however, than the 2002 figure.

In view of the earnings trend, the Lufthansa Technik group adopted far-reaching measures already on 19 February to reinforce its profitability. These include an immediate recruitment freeze, less contracting-out as well as savings on projects and other operating costs. The cost relief provided by these measures will only be felt in future months, however.

The (average) number of employees rose by 3,915 to 17,398 on account of the enlargement of the consolidated group, the segment's capital expenditure amounted to €25m (€17m more than in the first three months of 2002). The Lufthansa Technik group injected capital into extending the overhaul line of Lufthansa Technik Philippines and in a new customer Internet portal which gives clients a day-by-day progress report on the state of their orders and informs them about Technik's new MRO products and services.

In February 2003 Lufthansa Technik increased its equity interest in Condor/Cargo Technik from 30 to 90 per cent and signed a joint venture with Rolls-Royce concerning the repair and maintenance of Trend aero-

Segment Catering

LSG Sky Chefs Group

		1st Quarter **2003**	2002
Revenue	€m	**642**	*718*
Segment result	€m	**-66**	*- 28*
Operating result*	€m	**-73**	*- 56*
EBITDA	€m	**-5**	*29*
Average number of employees		**32,777**	*29,915*

*corresponds to the definitions of the annual financial statements

Compared with the first quarter of 2002 the range of consolidated companies making up the LSG Sky Chefs group was expanded through the addition of catering enterprises in the Baltic states, South Africa and Belgium. Lufthansa Catering Logistik GmbH in Neu-Isenburg and LSG Sky Chefs Verwaltungsgesellschaft mbH, Kriftel were likewise included in the consolidated accounts for the first time. But these changes barely impair the comparability of the first-quarter figures.

Between January and March 2003 the LSG Sky Chefs group generated revenue of €642m; this was 10.6 per cent less than during the same period last year. By contrast, revenue with Lufthansa Group companies grew by 14.3 per cent to €112m. The reasons for this decline were the changed US dollar-euro parity and the business downturn in the North American air transport industry. On the other hand, a slight increase in revenue was recorded in the region Europe/Asia/Middle East. The LSG Sky Chefs group generated total segment income of €669m.

Segment expenses fell over twelve months to €735m. The cost of materials and staff costs decreased by 8.1 and 9.2 per cent, respectively. But other operating expenses

likely unrecoverable receivables in light of the poor economic position of the US airlines. Depreciation and amortisation expenses declined: they fell by 9.6 per cent, largely owing to exchange rate changes.

The weak development of the air transport industry, especially in the principal market USA, caused the segment result of the LSG Sky Chefs group in the first quarter of 2003 to worsen significantly compared with the same period last year to -€66m (2002: -€28m). A further fall in revenue is likely for 2003 as a whole due to the effects of the Iraq war and the SARS epidemic on the air travel industry and the associated price pressures in airline catering business. Additional measures to buttress profitability have already been initiated. The LSG Sky Chefs group is striving to turn in a positive segment result for 2003 as a whole. However, the originally envisaged positive operating result will not become a feasible possibility until next year at the earliest.

The segment capital expenditure amounting to €15m (-71.7 per cent) mostly was invested in expanding IT projects, particularly in the implementation of SAP software in the Chef Solutions division.

In the period under review further progress was made in the process of integrating the two enterprises LSG and Sky Chefs USA. A major milestone is the inauguration, which is expected very soon, of a uniform IT system for accounting and corporate control. In the first quarter of 2003 LSG Sky Chefs tested a new In-flight Café concept. It offers passengers the chance to purchase meals and drinks on board wherever airlines have abolished their in-flight service. The aim is to win back part of the lost airline catering revenue.

Segment Leisure Travel
Thomas Cook AG

		Nov 2002– Jan **2003**	Nov 2001– Jan 2002
Revenue	€m	**1,117**	*1,040*
Loss from operating activities (EBITA)	€m	**-213**	*-204*
Average number of employees		**25,350**	*25,407*

(financial year: 1 November to 31 October)

In the first quarter of the business year (1 November 2002 to 31 January 2003) the global political uncertainty as well as the sluggish economy continued to depress consumer confidence which, in the euro area, fell to its lowest level in five years. This general setting led in all markets to a reduced demand for leisure travel services and to an extremely restrained booking trend.

Thomas Cook managed to increase the number of holidaymakers it served during the period under review by 5.3 per cent to 1.5 million. The corresponding quarter in the previous business year had been heavily marked by the aftermath of the terrorist assaults of 11 September 2001. The Leisure Travel group registered growth rates in all major sales markets. The average duration of holiday bookings was 9.9 days, which was marginally less than the corresponding prior-year figure, while the average price of a package holiday rose by 1.0 per cent.

Revenue totalled €1.1bn, a year-on-year increase of 7.4 per cent. However, expenditure on leisure travel services rose by a greater margin. The gross yield margin decreased by 2.6 percentage points to 24.9 per cent. It was negatively influenced by the shortened duration of journeys and the higher number of journeys booked at short notice.

In the first quarter Thomas Cook AG recorded a result from operating activities (EBITA) which was €9m down over twelve months. The result during the (traditionally loss-making) winter half-year came to -€213m. The segment result based on at-equity valuations amounted to -€83m.

Continuing political uncertainty and the weak economy caused the number of bookings received by the Leisure Travel group up to the start of March to recede by 6.1 per cent compared with the corresponding prior-year period. But no conclusions as to the likely full-year result may be directly inferred from this since the share of short-term bookings has risen during the past few months. Nonetheless, with its Triple C programme to bolster earnings – it is scheduled to yield total savings of around €250m – Thomas Cook has laid the foundations to improve its result from operating activities on the previous year's level. It will, however, be unable to return a positive segment result (segment result after tax and goodwill depreciation).

In the first three months of the current business year the Thomas Cook group invested €33m – in the full acquisition of accoladia Ltd., a former joint-venture with British Airways – as well as in hotel complexes and the expansion of its corporate management and IT systems. On 28 February Thomas Cook sold 60 per cent of its shareholding in Condor/Cargo Technik to Lufthansa Technik AG. The negative cash flow from operating activities that is customary at this time of year was improved slightly over twelve months to

Segment IT Services
Lufthansa Systems Group*

		1st Quarter 2003	2002
Revenue	€m	**137**	*108*
Segment result	€m	**6**	*4*
Operating result**	€m	**5**	*5*
EBITDA	€m	**14**	*15*
Average number of employees		**3,007**	*2,108*

*previous year's figures only partly comparable due to changes in the group of consolidated companies
**corresponds to the definitions of the annual financial statements

The group of consolidated companies of the Systems group was enlarged compared with the first quarter of 2002 by the addition of Lido GmbH Lufthansa Aeronautical Services, Frankfurt; Lufthansa Process Management GmbH, Neu-Isenburg; Lufthansa Systems AS GmbH, Norderstedt, and Lufthansa Systems Berlin GmbH. Consequently the figures are only partly comparable with those of the same period in 2002.

In the first quarter of 2003 the Lufthansa Systems group substantially boosted its revenue to €137m (+26.9 per cent). While this was due primarily to the expansion of the consolidated group, even excluding this effect the group recorded moderate growth both with other Lufthansa Group companies and with external customers. Total segment income came to €143m (+30.0 per cent).

The enlargement of the consolidated group also caused segment expenses to swell by 29.2 per cent to €137m. Staff costs surged compared with the first quarter of 2002 by 54.5 per cent and the cost of materials by 37.5 per cent. Depreciation and amortisation expense was on a par with last year at €7m.

In the first quarter of 2003 the Lufthansa Systems group boosted its segment result by 50.0 per cent to €6m. A result similar to that achieved last year appears likely for 2003 as a whole.

Service and Financial Companies*

		1st Quarter 2003	2002
Revenue	€m	**56**	*45*
Other segment income	€m	**94**	*2*
Segment result	€m	**77**	*– 9*
Average number of employees		**1,171**	*733*

*previous year's figures only partly comparable due to changes in the group of consolidated companies

The segment Service and Financial Companies comprises the enterprises START AMADEUS (which was included in the consolidated accounts only until 28 February 2003), Lufthansa AirPlus Servicekarten GmbH (consolidated for the first time from 1 January 2003), and Lufthansa Commercial Holding GmbH. The changes impair comparability with last year's figures.

The segment's result in the first quarter of 2003 was shaped by the sale of the 66 per cent stake in START AMADEUS GmbH by Lufthansa Commercial Holding (LCH). This caused other segment income to surge by €92m to €94m. For the same reason the segment result totals €77m and is far higher than it was a year ago (2002: –€9m). It is unlikely that the result for full 2003 will be able to match last year's figure, as in 2002 the segment generated substantial income from the disposal of the remaining stake in GlobeGround and of the shareholding in DHL International.

In its consolidation period January-February 2003 START AMADEUS turned in a result after taxes of €4.9m. On 26 February 2003 the stake in START AMADEUS GmbH was transferred to Amadeus Global Travel Distribution SA, Madrid.

The course of business of Lufthansa AirPlus Servicekarten GmbH was negatively affected by marked changes in customer behaviour and enduring price reductions by airlines,

Interim Financial Statements

Consolidated Income Statement

	1st Quarter **2003** €m	1st Quarter **2003** €m	1st Quarter 2002 €m
Traffic revenue	2 581		*2,741*
Other revenue	1,095		*1,113*
Revenue		**3,676**	***3,854***
Changes in inventories and work performed by the enterprise and capitalised	2		*– 1*
Other operating income	401		*209*
Cost of materials	– 1,774		*– 1,671*
Staff costs	– 1,170		*– 1,053*
Depreciation and amortisation	– 277		*– 297*
Other operating expenses	– 1,158		*– 994*
Loss/profit from operating activities		**– 300**	***+ 47***
Income from investments accounted for under the equity method	– 91		*– 136*
Other income from subsidiaries, joint ventures and associates	+ 13		*+ 10*
Net interest	– 101		*– 112*
Other financial items	– 35		***+ 12***
Financial result		**– 214**	***– 226***
Loss from ordinary activities		**– 514**	***– 179***
Other taxes		– 0	*– 22*
Loss before income taxes		**– 514**	***– 201***
Income taxes		+ 161	*+ 15*
Result after taxes		**– 353**	***– 186***
Minority interests		– 3	*0*
Net loss for the period		**– 356**	***– 186***
Basic loss per share		**€ – 0.93**	***€ – 0.49***
Diluted loss per share		**€ – 0.85**	***€ – 0.44***

The basic earnings/loss per share are determined by dividing the net profit/loss for the period by the weighted average number of ordinary shares outstanding during the financial year. The diluted loss/earnings per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002 to the weighted average of the shares outstanding during financial year 2002. Group net profit/loss for the period is increased by the amounts spent on the convertible bonds.

Consolidated Balance Sheet as of 31 March 2003

Assets	31 March **2003** €m	31 December 2002 €m	31 March 2002 €m
Intangible assets	1,675	1,715	*1,893*
Aircraft and spare engines	6,900	6,989	*7,518*
Other tangible assets	1,336	1,359	*1,326*
Investments accounted for under the equity method	814	913	*1,138*
Other financial assets	712	738	*812*
Fixed assets	**11,437**	**11,714**	***12,687***
Repairable aircraft spare parts	**384**	**389**	***368***
	11,821	**12,103**	***13,055***
Inventories	420	397	*373*
Trade receivables	1,719	1,630	*2,018*
Other receivables and other assets	1,117	1,045	*1,388*
Securities	844	584	*5*
Cash and cash equivalents	2,082	3,054	*1,933*
Current assets	**6,182**	**6,710**	***5,717***
Income tax assets	**237**	**205**	***283***
Prepaid expenses	**108**	**119**	***67***
Total assets	**18,348**	**19,137**	***19,122***

Shareholders' equity and liabilities	31 March **2003** €m	31 December 2002 €m	31 March 2002 €m
Issued capital	977	977	*977*
Capital reserve	809	809	*809*
Fair value reserves	94	108	*252*
Retained earnings	2,219	1,514	*1,641*
Net loss/profit for the period	– 356	717	*– 185*
Shareholders' equity	**3,743**	**4,125**	***3,494***
Minority interests	**33**	**47**	***33***
Retirement benefit obligations	4,122	4,020	*3,774*
Provisions for income taxes	105	261	*182*
Other provisions and accruals	4,135	3,515	*3,116*
Provisions and accruals	**8,362**	**7,796**	***7,072***
Long-term borrowings	3,934	4,771	*5,438*
Trade payables	753	938	*1,168*
Other liabilities	1,283	1,228	*1,513*
Liabilities	**5,970**	**6,937**	***8,119***
Deferred income	**240**	**232**	***404***
[illegible] and liabilities	**18,348**	**19,137**	***19,122***

Consolidated Statement of Changes in Shareholders' Equity

	Issued capital €m	Capital reserve €m	Fair value reserves hedging instru-ments €m	Fair value reserves other financial assets €m	Currency translation differences €m	Retained earnings €m	Net profit/loss for the period €m	Total €m
Balance on 31 December 2001	**977**	**681**	**195**	**–19**	**–22**	**2,319**	**–633**	**3,498**
Transfers	–	–	–	–	–	–633	633	–
Dividends	–	–	–	–	–	–	–	–
Net profit/loss for the period	–	–	–	–	–	–	–186	–186
Changes in fair value	–	–	81	7	–	–	–	88
Transfers to acquisition cost	–	–	–18	–	–	–	–	–18
Transfers to the income statement	–	–	6	–	–	–	–	6
Other neutral changes	–	128	–	–	–6	–16	–	106
Balance on 31 March 2002	**977**	**809**	**264**	**–12**	**–28**	**1,670**	**–186**	**3,494**
Balance on 31 December 2002	**977**	**809**	**105**	**3**	**–66**	**1,580**	**717**	**4,125**
Transfers	–	–	–	–	–	717	–717	–
Dividends	–	–	–	–	–	–	–	–
Net profit/loss for the period	–	–	–	–	–	–	–356	–356
Changes in fair value	–	–	7	3	–	–	–	10
Transfers to acquisition cost	–	–	2	–	–	–	–	2
Transfers to the income statement	–	–	–25	–1	–	–	–	–26
Other neutral changes	–	–	–	–	–13	1	–	–12
Balance on 31 March 2003	**977**	**809**	**89**	**5**	**–79**	**2,298**	**–356**	**3,743**

Currency translation differences are disclosed under retained earnings in the balance sheet. The other neutral changes result mainly from changes in the capital of investments accounted for under the equity method. The neutral change in the capital reserve includes the premium from the flotation of the bond of 4 January 2002.

Note to the Consolidated Cash Flow Statement
The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the period under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current

Consolidated Cash Flow Statement

	1st Quarter **2003** €m	1st Quarter 2002 €m
Cash and cash equivalents on 1 January	**2,453**	***378***
Profit/loss before income taxes	-514	*-201*
Depreciation of fixed assets (net of reversals)	296	*305*
Depreciation of repairable aircraft spare parts	16	*11*
Result from fixed asset disposal	- 86	*- 2*
Result from investments accounted for under the equity method	88	*136*
Net interest	101	*112*
Income taxes paid	1	*12*
Changes in inventories	- 23	*11*
Changes in receivables, other assets and prepaid expenses	-187	*-376*
Changes in provisions and accruals	725	*231*
Changes in liabilities (without borrowings)	-128	*191*
Other	18	*48*
Cash flows from operating activities	**307**	***478***
Gross cash flow from operating activities	*306*	*466*
Purchase of tangible assets and intangible assets	-172	*-256*
Purchase of financial assets	- 19	*- 4*
Additions to repairable aircraft spare parts	- 11	*- 21*
Proceeds from sale of non-consolidated equity investments	0	*150*
Acquisition of non-consolidated equity investments	- 9	*-168*
Acquisition of consolidated equity investments*	- 8	*0*
Proceeds from disposals of intangible assets, tangible assets and other financial assets**	62	*38*
Interest received	42	*20*
Dividends received	14	*11*
Net cash used in investing activities	**-101**	***-230***
Securities/fixed-term deposits	-260	*1*
Net cash used in investing activities and cash investments	**-361**	***-229***
Premium from bond flotation	0	*128*
Long-term borrowings	0	*880*
Repayments of long-term borrowings	-780	*- 55*
Other borrowings	- 58	*-371*
Dividends paid	0	*0*
Interest paid	- 78	*- 74*
Net cash used in financing activities	**-916**	***508***
Net decrease/increase in cash and cash equivalents	**-970**	***757***
Effects of exchange rate changes	1	*0*
Cash and cash equivalents on 31 March	**1,484**	***1,135***
Securities	844	*5*
Term deposits	598	*798*
Total liquid funds	**2,926**	***1,938***
Net increase/decrease in total liquid funds	-712	*756*

*In 1st quarter 2003 less purchased cash and cash equivalents of €1m.
**In 1st quarter 2003 less disposed cash and cash equivalents of €51m.

Notes to the Interim Financial Statements

Effects of the changes in the group of consolidated companies

Besides Deutsche Lufthansa AG as the Group's parent company, the consolidated financial statements include all the significant domestic and foreign subsidiaries. Four companies were newly included in the consolidated accounts in the first quarter of 2003 – Lufthansa AirPlus Servicekarten GmbH, Lufthansa Catering Logistik, Condor/Cargo Technik GmbH and LSG Sky Chefs Verwaltungsgesellschaft mbH. START AMADEUS GmbH was no longer consolidated as of 1 March 2003 following its full disposal on 26 February 2003. Condor/Cargo Technik was newly consolidated within the MRO segment starting from 1 March 2003.

The comparability of the income statement and the balance sheet with the first quarter of 2002 is additionally impaired by the fact that the changes in the group of consolidated companies as at 31 December 2002, as described in the full-year consolidated financial statements for 2002, had not yet occurred in the first quarter of 2002. For details see the Annual Report 2002, Note 4, from page 118 onwards (it is also available on the Internet at www.lufthansa-financials.com).

The following table shows the main consequences of the changes in the group of consolidated companies (see table Balance Sheet and Income Statement, of which due to consolidation changes).

Balance Sheet

	Group **31 March 2003** €m	of which from changes in the group of consolidated companies in 1st quarter 2003 €m
Fixed assets	11,437	-2
Current assets	6,911	88
Balance sheet total	18,348	86
Shareholder's equity	3,743	-39
Minority interests	33	0
Provisions and accruals	8,362	43
Long-term debt	3,934	0
Other liabilities	2,276	82

Income Statement

	Group **31 March 2003** €m	of which from changes in the group of consolidated companies compared with 1st quarter 2002 €m
Revenue	3,676	87
Operating income	403	0
Operating expenses	-4,379	-81
Profit/loss from operating activities	-300	6
Financial result	-214	-8
Loss from ordinary activities	-514	-2
Taxes	158	-1
Net loss for the period	-356	-3

Contingencies and events occuring after the balance sheet date

Contingent liabilities	**31 March 2003** €m	31 December 2002 €m
from guarantees, bills and cheque charges	1,006.5	1,035.7
from warranty agreements	173.8	1,194.9
from collateralisation of third-party liabilities	0.0*	0.0*

Of the provisions amounting to €107m specified in the full-year consolidated financial statements for 2002 which could not be set up owing to the small likelihood of their being utilised, €34m was transferred to provisions in the first quarter of 2003. The total amount of provisions not set up as at 31 March 2003 owing to the small likelihood of their being utilised, taking due account of exchange rate changes, amounted to €72m.

The contingent asset specified in the full-year consolidated financial statements for 2002 in connection with the sale of an equity interest amounting to €4m still persists. In addition, a further sale of an equity interest in the first quarter of 2003 gave rise to supplementary purchase price claims amounting to a maximum of €30m, of which €4m will probably be realised in 2003 and the rest in subsequent years. Book profits of €66m will probably be realised in 2003 resulting from five aircraft sales executed in the first quarter of 2003 with a value of €201m.

Procurement obligations of €5.5bn existed at the end of the first quarter of 2003 concerning investments in tangible and intangible fixed assets. In the full-year consolidated financial statements for 2002 the corresponding figure was €5.8bn.

Asset and financial position in the first quarter of 2003

The changes in the group of consolidated companies compared with the end of 2002 do not impair the comparability of the asset and financial position.

The Group's asset total at the end of the first quarter of 2003 was 4.1 per cent or €0.8bn lower than the corresponding figure at end-2002 and amounted to €18.3bn. Roughly one-third of this contraction relates to fixed assets and two-thirds to current assets. Whereas the value of fixed assets declined largely as a result of depreciation, the decrease in current assets was due exclusively to a drop in liquid funds amounting to €0.7bn. Available liquid funds were used in the first quarter to redeem €0.6bn of the liabilities of SC International Services, Inc., a company belonging to LSG Sky Chefs, with a view to cutting the volume of interest charges.

On the liabilities side, equity was reduced by €0.4bn or 9.3 per cent vis-à-vis the end of 2002 owing to the first-quarter loss. The equity ratio now stands at 20.4 per cent compared with 21.6 per cent at end-2002.

Despite the negative first-quarter result before income tax of -€0.5bn, (2002: -€0.2bn), a positive cash flow outcome from operating activities (calculated on the basis of the cash flow statement) of €0.3bn was generated compared with €0.5bn in the corresponding period of 2002. This was notably assisted by the positive change of €0.4bn in working capital (2002: €0.1bn) attributable to the contributions of the newly consolidated companies and the higher provisions.

€0.1bn of the cash flow was used for investment; the capital expenditure amounting to €0.2bn (with €0.1bn each being spent on aircraft purchases and down payments and on the acquisition of other fixed assets) was partly offset by €0.1bn from interest income and proceeds from the sale of the shareholding in START AMADEUS.

€0.9bn was devoted to reducing financial debts and interest expenses, so that the liquid funds decreased in all by €0.7bn.

Net indebtedness was cut a little further – by €0.1bn – compared with the end of 2002 and now amounts to €1.0bn. Lufthansa's gearing stands at 26.9 per cent (end-2002: 27.5 per cent).

Notes to the Interim Financial Statements

Segment Reporting Lufthansa Group 1st Quarter 2003

Business segment information 1st Quarter 2003 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO**[1] Lufthansa Technik group	**Catering**[1] LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services**[1] Lufthansa Systems group	**Service and Financial Companies**[2]	Segment total
External revenue	2,128	530	403	530	–	44	41	3,676
– of which traffic revenue	2,059	522	–	–	–	–	–	2,581
Inter-segment revenue	103	3	344	112	–	93	15	670
Total revenue	2,231	533	747	642	–	137	56	4,346
Other segment income	295	43	44	27	– 83	6	94	426
– of which from investments accounted for under the equity method	– 15	1	1	2	– 83	–	3	– 91
Cost of materials	1,347	343	391	260	–	11	10	2,362
Staff costs	511	84	222	286	–	51	16	1,170
Amortisation and depreciation	174	28	20	47	–	7	17	293
– of which impairments	–	–	–	–	–	–	15	15
Other operating expenses	861	124	141	142	–	68	30	1,366
Segment result	**–367**	**–3**	**17**	**–66**	**–83**	**6**	**77**	**–419**
– of which from investments accounted for under the equity method	– 15	1	1	2	– 83	–	3	– 91
Segment assets	7,532	1,548	1,967	2,499	320	138	913	14,917
– of which from investments accounted for under the equity method	206	9	65	80	320	–	134	814
Segment liabilities	7,433	645	1,367	911	–	230	404	10,990
– of which from investments accounted for under the equity method	–	–	–	–	–	–	–	–
Capital expenditure	126	2	25	15	–	9	15	192
– of which from investments accounted for under the equity method	–	–	–	–	–	–	–	–
Other significant non-cash items	33	3	7	5	–	–	0*	48

[1] Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.
[2] Following the sale of START AMADEUS to Amadeus Global Travel Distribution S.A. on 26 February 2003, the company is contained in the interim accounts for two months only. This year's figures include Lufthansa AirPlus Servicekarten GmbH, which was newly consolidated on 1 January 2003.
* below €0.1m

Business segment information 1st Quarter 2002 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO**[1] Lufthansa Technik group	**Catering**[1] LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services**[1] Lufthansa Systems group	**Service and Financial Companies**[2]	Segment total
External revenue	2,272	552	329	620	–	36	45	3,854
– of which traffic revenue	2,195	546	–	–	–	–	–	2,741
Inter-segment revenue	92	3	311	98	–	72	0*	576
Total revenue	2,364	555	640	718	–	108	45	4,430
Other segment income	191	30	24	32	–120	2	2	161
– of which from investments accounted for under the equity method	–8	0*	1	1	–120	–	–10	–136
Cost of materials	1,193	343	348	283	–	8	16	2,191
Staff costs	440	77	176	315	–	33	11	1,052
Amortisation and depreciation	190	29	17	52	–	7	2	297
– of which impairments	–	–	–	0*	–	–	–	0*
Other operating expenses	725	117	82	128	–	58	27	1,137
Segment result	**7**	**19**	**41**	**–28**	**–120**	**4**	**–9**	**–86**
– of which from investments accounted for under the equity method	–8	0*	1	1	–120	–	–10	–136
Segment assets	7,870	1,647	2,014	2,956	376	140	932	15,935
– of which from investments accounted for under the equity method	204	–	99	97	376	–	362	1,138
Segment liabilities	6,329	560	1,258	1,049	–	194	288	9,678
– of which from investments accounted for under the equity method	–	–	–	–	–	–	–	–
Capital expenditure	187	3	8	53	–	5	12	268
– of which from investments accounted for under the equity method	–	–	–	–	–	–	–	–
Other significant non-cash items	–15	–	–1	3	–	–	0*	–13

[1] Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.
[2] Following the sale of START AMADEUS to Amadeus Global Travel Distribution S.A. on 26 February 2003, the company is contained in the interim accounts for two months only. This year's figures include Lufthansa AirPlus Servicekarten GmbH, which was newly consolidated on 1 January 2003.
* below €0.1m

Notes to the Interim Financial Statements

Reconciliation of segment information with consolidated figures in €m:

	Segment total 1st Quarter **2003**	2002	Reconciliation 1st Quarter **2003**	2002	Group 1st Quarter **2003**	2002
External revenue	3,676	3,854	–	–	3,676	3,854
– of which traffic revenue	2,581	2,741	–	–	2,581	2,741
Inter-segment revenue	670	576	-670	-576	–	–
Total revenue	4,346	4,430	-670	-576	3,676	3,854
Other revenue	426	161	-23	47	403	208
– of which from investments accounted for under the equity method	-91	-136	91	136	–	–
Cost of materials	2,362	2,191	-588	-520	1,774	1,671
Staff costs	1,170	1,052	–	1	1,170	1,053
Amortisation and depreciation	293	297	-16	–	277	297
– of which impairments	15	0*	-15	–	–	0*
Other operating expenses	1,366	1,137	-208	-143	1,158	994
Result	**-419**	**-86**	**119**	**133**	**-300**	**47**
– of which from investments accounted for under the equity method	-91	-136	91	136	–	–
Assets	14,917	15,935	3,431	3,187	18,348	19,122
– of which from investments accounted for under the equity method	814	1,138	–	–	814	1,138
Liabilities	10,990	9,678	3,582	5,917	14,572	15,595
– of which from investments accounted for under the equity method	–	–	–	–	–	–

*below €0.1m

Geographical segment information 1st Quarter 2003 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue*	1,849	261	52	332	31	56	–	2,581
Other operating revenue	463	388	32	135	57	20	0**	1,095
Total revenue	2,312	649	84	467	88	76	0**	3,676

*traffic revenue is allocated by the original place of sale
**below 0.1 €m.

Geographical segment information 1st Quarter 2002 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue*	1,942	301	59	355	33	51	–	2,741
Other operating revenue	386	464	41	136	62	24	0**	1,113
Total revenue	2,328	765	100	491	95	75	0**	3,854

The Fleet

	31 March 2003	31 December 2002
Fleet of Deutsche Lufthansa AG		
Airbus A300	14	14
Airbus A310	6	6
Airbus A319	20	20
Airbus A320	36	36
Airbus A321	26	26
Airbus A330	4	–
Airbus A340	35	34
Boeing 737	70	71
Boeing 747	34	34
Total	245	241
Fleet of Lufthansa CityLine GmbH		
Fokker 50*	9	9
Canadair Jet	59	54
Avro RJ85	18	18
Total	86	81
Fleet of Lufthansa Cargo AG		
Boeing 747F/SF	8	8
Boeing MD-11F	14	14
Total	22	22
Fleet of Lufthansa Group total	**353**	344
of which		
– own aircraft	305	296
– Finance Lease	36	41
– Operating Lease	12	7

*leased to Contact Air

Dates

2003

Date	Event
18 June	50th Annual General Meeting in Cologne
13 August	Release of the Interim Report January to June 2003
12 November	Press and Analysts' Conference Release of the Interim Report January to September 2003

2004

25 March	Press and Analysts' Conference on 2003 result
12 May	Release of the Interim Report January to March 2004
16 June	51st Annual General Meeting in Cologne
12 August	Release of the Interim Report January to June 2004
11 November	Press and Analysts' Conference Release of the Interim Report January to September 2004

The 1st Interim Report is a translation of the original German Lufthansa 1. Zwischenbericht Januar–März 2003. Please note that only the

Latest financial information on the Internet:

http://www.lufthansa-financials.com

For further information please contact:
Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2-6
50679 Köln
Tel.: +49 221 826-24 44 or +49 69 696-9 43 56
Fax: +49 221 826-22 86 or +49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Ralph Link
Axel Pfeilsticker
Lufthansa Base
60546 Frankfurt/Main
Tel.: +49 69 696-64 70 or -9 09 97
Fax: +49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports are available via our Internet order service or from:

Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Straße 2-6, 50679 Cologne
Tel.: +49 221 826-39 92
Fax: +49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Deutsche Lufthansa Aktiengesellschaft
Registered office: Cologne
Entered in the Commercial Register of Cologne
District Court under HRB 2168


03
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Indexes

Chairman of the Supervisory Board:
Dr. Klaus G. Schlede

Executive Board:
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber (Chairman),
Wolfgang Mayrhuber (Deputy Chairman),
Dr. Karl-Ludwig Kley, Stefan Lauer

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